Exhibit 99-1

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For immediate release
December 7, 2006

Fort Hills Files Regulatory Application For Sturgeon Upgrader

Calgary, Alberta, Canada - Petro-Canada Oil Sands Inc., on behalf of the Fort Hills Energy L.P., today filed an application with the Alberta Energy and Utilities Board (EUB) and Alberta Environment (AENV) to construct and operate the Sturgeon Upgrader, about 40 kilometres northeast of Edmonton, Alberta.

The upgrader is expected to eventually process up to 340,000 barrels per day (b/d) of bitumen from the Fort Hills mine and other production sources into as much as 280,000 b/d of synthetic crude oil, pending regulatory approval and project sanction. The crude oil would then be marketed for refining into consumer products such as gasoline and diesel.

The Fort Hills mine, which obtained regulatory approval in 2002 for up to 190,000 b/d of bitumen production, is located about 90 kilometres north of Fort McMurray, Alberta. First production is planned in 2011.

“This regulatory filing is a big step forward on the Fort Hills Project,” said Neil Camarta, Petro-Canada’s Senior Vice-President, Oil Sands. “By integrating the Fort Hills mine with the Sturgeon Upgrader, we will capture the full oil sands value chain right here in Alberta.”

Fort Hills Energy L.P. consists of Petro-Canada with a 55% working interest, UTS Energy Corporation with a 30% working interest and Teck Cominco Limited with a 15% working interest, with Petro-Canada Oil Sands Inc., a wholly owned subsidiary of Petro-Canada, as the contract operator for the project.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

UTS Energy Corporation is focused on growing and developing oil sands assets, with a market capitalization of approximately $1.8 billion. UTS was instrumental in re-establishing the Fort Hills Oil Sands Project and is the principal founder of the Fort Hills Energy L.P. Based in Calgary, Alberta, UTS’ common shares (UTS) are traded on the Toronto Stock Exchange.

Teck Cominco Limited is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other specialty metals. Further information can be found at www.teckcominco.com.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Chris Dawson	Gordon Ritchie
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-4270	Tel: (403) 296-7691

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